# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025770
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2529 Virginia Beach Boulevard, Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352851

## Reporting persons
- Magnetar Financial LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,195,354; sole dispositive power 0; shared dispositive power 1,195,354; aggregate amount beneficially owned 1,195,354 (45% of the class)
  Comment: The numbers in Rows 6, 8 and 9 and the percentage in Row 11 represent the number and percentage, respectively, of shares of Common Stock that the Reporting Persons believe is the maximum number of shares of Common Stock that they may be deemed to beneficially own, taking into consideration the Investor Excepted Holder Limits (as defined in Item 2(a) of this Schedule 13G). The 1,195,354 share figure, consisting of 145,069 shares of Common Stock and 1,050,285 shares of Common Stock issuable to the Magnetar Vehicles (as defined in Item 2(a) of this Schedule 13G) upon conversion of the Notes, Series D Preferred Stock and/or Series B Preferred Stock (each as defined in Item 2(a) of this Schedule 13G), subject to the Investor Excepted Holder Limits, is equal to 45% multiplied by 2,656,343 shares of the Issuer's Common Stock. This 2,656,343 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,433,983 shares of Common Stock outstanding as of March 24, 2026 (which figure was provided to the Reporting Persons by the Issuer), (ii) 172,075 shares of Common Stock issued to the Magnetar Vehicles upon the exercise of the Common Stock Purchase Warrants (the "Warrants") on March 24, 2026, and (iii) an assumed hypothetical conversion (as applicable, but subject to the Investor Excepted Holder Limits) of the Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,050,285 shares of Common Stock.
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,195,354; sole dispositive power 0; shared dispositive power 1,195,354; aggregate amount beneficially owned 1,195,354 (45% of the class)
  Comment: The numbers in Rows 6, 8 and 9 and the percentage in Row 11 represent the number and percentage, respectively, of shares of Common Stock that the Reporting Persons believe is the maximum number of shares of Common Stock that they may be deemed to beneficially own, taking into consideration the Investor Excepted Holder Limits. The 1,195,354 share figure, consisting of 145,069 shares of Common Stock and 1,050,285 shares of Common Stock issuable to the Magnetar Vehicles upon conversion of the Notes, Series D Preferred Stock and/or Series B Preferred Stock, subject to the Investor Excepted Holder Limits, is equal to 45% multiplied by 2,656,343 shares of the Issuer's Common Stock. This 2,656,343 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,433,983 shares of Common Stock outstanding as of March 24, 2026 (which figure was provided to the Reporting Persons by the Issuer), (ii) 172,075 shares of Common Stock issued to the Magnetar Vehicles upon the exercise of the Warrants on March 24, 2026, and (iii) an assumed hypothetical conversion (as applicable, but subject to the Investor Excepted Holder Limits) of the Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,050,285 shares of Common Stock.
- Supernova Management LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,195,354; sole dispositive power 0; shared dispositive power 1,195,354; aggregate amount beneficially owned 1,195,354 (45% of the class)
  Comment: The numbers in Rows 6, 8 and 9 and the percentage in Row 11 represent the number and percentage, respectively, of shares of Common Stock that the Reporting Persons believe is the maximum number of shares of Common Stock that they may be deemed to beneficially own, taking into consideration the Investor Excepted Holder Limits. The 1,195,354 share figure, consisting of 145,069 shares of Common Stock and 1,050,285 shares of Common Stock issuable to the Magnetar Vehicles upon conversion of the Notes, Series D Preferred Stock and/or Series B Preferred Stock, subject to the Investor Excepted Holder Limits, is equal to 45% multiplied by 2,656,343 shares of the Issuer's Common Stock. This 2,656,343 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,433,983 shares of Common Stock outstanding as of March 24, 2026 (which figure was provided to the Reporting Persons by the Issuer), (ii) 172,075 shares of Common Stock issued to the Magnetar Vehicles upon the exercise of the Warrants on March 24, 2026, and (iii) an assumed hypothetical conversion (as applicable, but subject to the Investor Excepted Holder Limits) of the Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,050,285 shares of Common Stock.
- Snyderman David J.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,195,354; sole dispositive power 0; shared dispositive power 1,195,354; aggregate amount beneficially owned 1,195,354 (45% of the class)
  Comment: The numbers in Rows 6, 8 and 9 and the percentage in Row 11 represent the number and percentage, respectively, of shares of Common Stock that the Reporting Persons believe is the maximum number of shares of Common Stock that they may be deemed to beneficially own, taking into consideration the Investor Excepted Holder Limits. The 1,195,354 share figure, consisting of 145,069 shares of Common Stock and 1,050,285 shares of Common Stock issuable to the Magnetar Vehicles upon conversion of the Notes, Series D Preferred Stock and/or Series B Preferred Stock, subject to the Investor Excepted Holder Limits, is equal to 45% multiplied by 2,656,343 shares of the Issuer's Common Stock. This 2,656,343 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,433,983 shares of Common Stock outstanding as of March 24, 2026 (which figure was provided to the Reporting Persons by the Issuer), (ii) 172,075 shares of Common Stock issued to the Magnetar Vehicles upon the exercise of the Warrants on March 24, 2026, and (iii) an assumed hypothetical conversion (as applicable, but subject to the Investor Excepted Holder Limits) of the Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,050,285 shares of Common Stock.

## Item 1. Issuer
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Boulevard, Virginia Beach, Virginia, 23452

## Item 2. Person Filing
Name of person filing:
This Amendment No. 13 (the "Amendment No. 13") relates to the Statement of Beneficial Ownership on Schedule 13G filed jointly by Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and Alec N. Litowitz ("Mr. Litowitz") with the Securities and Exchange Commission (the "SEC") on September 10, 2021, as amended by Amendment No. 1 filed with the SEC on February 14, 2022, Amendment No. 2 filed with the SEC on November 10, 2022, Amendment No. 3 filed with the SEC on January 31, 2023, Amendment No. 4 filed with the SEC on November 13, 2023, Amendment No. 5 filed with the SEC on February 14, 2024, Amendment No. 6 filed with the SEC on November 14, 2024, Amendment No. 7 filed with the SEC on February 14, 2025, Amendment No. 8 filed with the SEC on May 15, 2025, Amendment No. 9 filed with the SEC on August 14, 2025, Amendment No. 10 filed with the SEC on November 14, 2025, Amendment No. 11 filed with the SEC on February 17, 2026, and Amendment No. 12 filed with the SEC on March 3, 2026, by Magnetar Financial, Magnetar Capital Partners, Supernova Management and David J. Snyderman ("Mr. Snyderman").

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Magnetar Financial LLC ("Magnetar Financial");

ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

iii) Supernova Management LLC ("Supernova Management"); and

iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Issuer held by or issuable to the Magnetar Vehicles (as defined below) (and thus beneficially owned by the Reporting Persons) upon (a) the potential conversion of the Issuer's 7.00% Senior Subordinated Convertible Notes Due 2031 (the "Notes") held by the Magnetar Vehicles; (b) the potential conversion of the Issuer's 8.75% Series D Cumulative Convertible Preferred Stock (the "Series D Preferred Stock") held by the Magnetar Vehicles; and/or (c) the potential conversion of the Issuer's 9% Series B Convertible Preferred Stock (the "Series B Preferred Stock") held by the Magnetar Vehicles, applying the Investor Excepted Holder Limits as described in the following paragraph.

On February 19, 2026, the Issuer and the Magnetar Vehicles entered into an Excepted Holder Agreement pursuant to which the Issuer exempted the Magnetar Vehicles from (i) the Common Stock Ownership Limit (contained and defined in the Issuer's Charter) of not more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock and (ii) the Aggregate Stock Ownership Limit (contained and defined in the Issuer's Charter) of not more than 9.8% in value of the aggregate of the total outstanding shares of capital stock of the Issuer. Instead, under the terms of the Excepted Holder Agreement, the conversion of the Notes, Series D Preferred Stock and Series B Preferred Stock are subject to (higher) limits that permit the Reporting Persons to beneficially own up to (i) 45% (in value or number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of the Common Stock (as calculated under the definition of Common Stock Ownership Limit in the Issuer's Charter) and (ii) 19% in value of the aggregate of the total outstanding shares of capital stock of the Issuer (as calculated under the definition of Aggregate Stock Ownership Limit in the Issuer's Charter). We refer to these (higher) limits permitted under the Excepted Holder Agreement, together, as the "Investor Excepted Holder Limits". The beneficial ownership share figures and related percentages reported in this Amendment No. 13 reflect the Investor Excepted Holder Limit identified in the preceding clause (i), and accordingly, the number and percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 13 represent the number and percentage, respectively, that the Reporting Persons believe is the maximum number of shares of Common Stock that they may be deemed to beneficially own based on such Investor Excepted Holder Limit. (The Reporting Persons describe their calculation of the number of shares reported herein as beneficially owned by them in the footnotes to the tables in this Amendment No. 13.)

Until such time as the Investor Excepted Holder Limits terminate pursuant to Section 6.4 of the Excepted Holder Agreement, the limits in the Excepted Holder Agreement apply in place of the lower limits that would otherwise apply pursuant to the Issuer's Charter. After such termination, unless the Issuer's board of directors grants an additional exception therefrom, the lower limits in the Issuer's Charter will apply and become the new ownership limits applicable to the Magnetar Vehicles and the Reporting Persons for purposes of the disclosures herein.

The shares of Common Stock, Notes, Series D Preferred Stock and Series B Preferred Stock are held by Magnetar Structured Credit Fund, LP ("Structured Credit Fund") and Magnetar Longhorn Fund LP ("Longhorn Fund"), both Delaware limited partnerships; and Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - F LLC ("Alternative Fund F") and Purpose Alternative Credit Fund - T LLC ("Alternative Fund T"), all Delaware limited liability companies. In this Schedule 13G, we refer to the foregoing holders collectively as the "Magnetar Vehicles".

Magnetar Financial serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over securities held by the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The Administrative Manager of Supernova Management is currently Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
i) Magnetar Financial is a Delaware limited liability company;

ii) Magnetar Capital Partners is a Delaware limited partnership;

iii) Supernova Management is a Delaware limited liability company; and

iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of the Reporting Persons may be deemed to beneficially own approximately 1,195,354 shares of Common Stock, taking into consideration the Investor Excepted Holder Limits. The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 13.
Percent of class:
As of March 31, 2026, each of the Reporting Persons may be deemed to be the beneficial owner of 45% of the total number of shares of Common Stock then outstanding, taking into consideration the Investor Excepted Holder Limits.

For a further description of the Investor Excepted Holder Limits, see Item 2(a) above.
Sole power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 1,195,354
Sole power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 1,195,354

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The current Administrative Manager of Supernova Management is Mr. Snyderman.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated May 15, 2026, by and among the Reporting Persons
Exhibit B - Power of Attorney, dated December 22, 2022

## Signatures
- Magnetar Financial LLC: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Admin Mgr of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (05/15/2026)
- Magnetar Capital Partners LP: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, its General Partner (05/15/2026)
- Supernova Management LLC: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (05/15/2026)
- Snyderman David J.: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman (05/15/2026)